EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom - Resignation of Director

In compliance with paragraph 3.59(b) of the Listings Requirements of the JSE Limited, shareholders are advised that Mr Lazarus Zim has resigned from the Board of Telkom with immediate effect, following his commitments in regard to the recently announced Afripalm and Mvela Resources BEE transaction. The Board of Telkom thanks Mr Zim for his contribution and counsel during his tenure as a Board member of the company and wishes him great success in his future endeavours.

Pretoria

11 April 2007

Sponsor

UBS Securities South Africa (Pty) Limited